CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Reports Election of New Director

January 9th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Alternext and TSX.V symbol: MBA) (“CIBT”) reports that Mr. Shane Weir was elected as a director at its recent annual meeting of shareholders.  He has also been appointed to the company’s Corporate Governance Committee.

Mr. Weir was qualified as a solicitor, barrister and notary public in Canada in 1978, and has since been admitted to the bar as a solicitor in Wales, England, and in Hong Kong. He established the law firm Weir & Associates in Hong Kong in 1985 with a business presence in Shanghai, China.  The firm specializes in corporate law, property law, banking law and securities law.  Mr. Weir has lectured at the university level in both Canada and Hong Kong.

In addition to his legal practice, Mr. Weir is an active participant in the Hong Kong and China business communities.  He is a member of the Hong Kong General Chamber of Commerce, Federation of Hong Kong Industries, The Canadian Chamber of Commerce, The Law Society of Hong Kong and the Hong Kong Computer Society.  He is also Hong Kong's national president of the World Jurist Association.   Mr. Weir also sits on the Executive Committee of the Management and Technology Committee of The Law Society of Hong Kong, the Standard and Development Committee of The Law Society of Hong Kong, the IT Committee of the Hong Kong General Chamber of Commerce and the IT Committee of the Canadian Chamber of Commerce. He has served as an appointee of the Law Society to the Provisional Board to consider the future of Hong Kong domain names registration (".hk"), and serves as the Chairman of the Lands Appeal Tribunal and Chairman of the Committee considering Multi-jurisdictional Partnerships.  Mr. Weir received both his Bachelor of Arts and Bachelor of Laws degrees from the University of Saskatchewan.  He acts as legal adviser to numerous corporations and associations in Hong Kong and abroad, both private and public and serves as trustee for several significant trusts and pension schemes with assets worldwide.  Mr. Weir holds directorship in a number of publicly traded companies in Hong Kong, and is a principal of an investment advisory company in Hong Kong licensed by the Hong Kong Securities and Futures Commission.

The company also reports that Mr. Alfred Ng and Mr. Prithep Sosothikul did not stand for re-election as directors, but will serve as Advisory Board Members and provide valuable input on the company’s future strategic planning.

“As the company continues to expand its business presence into other parts of Asia including the Philippines, Thailand, India and Malaysia, Mr. Weir’s experience in Asia and North America, supplemented by his qualifications and training, will add tremendous value to the company’s future planning and execution,” commented Toby Chu, Vice Chairman and CEO of CIBT Education Group Inc.  “We would also like to extend our gratitude and appreciation to those departing directors, Mr. Sosothikul and Mr. Ng, for their support and services for the past decade.”

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

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